

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

December 30, 2008

Charles T. Chrietzberg, Jr.
Chairman of the Board & Chief Executive Officer
Northern California Bancorp, Inc.
601 Munras Avenue
Monterey, CA 93940

> **Re: Northern California Bancorp, Inc.**
> **Amendment No. 3 to Preliminary Information Statement on Schedule 14C**
> **Filed December 29, 2008**
> **File No. 000-27666**

Dear Mr. Chrietzberg:

We have completed our review of your Preliminary Information Statement on Schedule 14C and have no further comments at this time.

Sincerely,

Jessica Livingston
Staff Attorney

cc: S. Alan Rosen, Esq.
Horgan, Rosen, Beckham & Coren, L.L.P.
23975 Park Sorrento, Suite 200
Calabasas, California 91302-4001